# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enlivex Ltd., CIK 0001596812
CUSIP: M4130Y171
Title of class of securities: Ordinary Shares, par value NIS 6.00 per share
Address of issuer's principal executive offices: 14 Einstein Street, Nes Ziona, Israel (L3), 7403618
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812439

## Reporting persons
- Lind Global Asset Management XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,927,744; shared voting power 0; sole dispositive power 1,927,744; shared dispositive power 0; aggregate amount beneficially owned 1,927,744 (9.99% of the class)
  Comment: (1) The reporting person holds a Senior Secured Convertible Promissory Note, as amended by Amendment No. 1 to Senior Secured Convertible Promissory Note (the "Note"), convertible into ordinary shares, subject to a provision limiting the holder's ability to convert the Note if such conversion would cause the holder to beneficially own greater than 9.99% of the Issuer's ordinary shares.
- Lind Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,927,744; shared voting power 0; sole dispositive power 1,927,744; shared dispositive power 0; aggregate amount beneficially owned 1,927,744 (9.99% of the class)
  Comment: (1) The reporting person holds a Note convertible into ordinary shares, subject to a provision limiting the holder's ability to convert the Note if such conversion would cause the holder to beneficially own greater than 9.99% of the Issuer's ordinary shares.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,927,744; shared voting power 0; sole dispositive power 1,927,744; shared dispositive power 0; aggregate amount beneficially owned 1,927,744 (9.99% of the class)
  Comment: The reporting person holds a Note convertible into ordinary shares, subject to a provision limiting the holder's ability to convert the Note if such conversion would cause the holder to beneficially own greater than 9.99% of the Issuer's ordinary shares.

## Item 1. Issuer
Name of issuer: Enlivex Ltd.
Address of issuer's principal executive offices: 14 Einstein Street, Nes Ziona, Israel, 7403618

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o Lind Global Asset Management XIV, LLC, a Delaware limited liability company;
o The Lind Partners, LLC, a Delaware limited liability company; and
o Jeff Easton, an individual and a citizen of the United States of America.

The Lind Partners, LLC, the investment manager of Lind Global Asset Management XIV, LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Asset Management XIV, LLC.

Jeff Easton, the managing member of Lind Partners, LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Asset Management XIV, LLC. Mr. Easton disclaims beneficial ownership over the securities listed except to the extent of his pecuniary interest therein.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lind Global Asset Management XIV, LLC: /s/ The Lind Partners, LLC, its Investment Manager, Jeff Easton, Managing Member (08/13/2026)
- Lind Partners LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (08/13/2026)
- EASTON JEFF: /s/ Jeff Easton, Jeff Easton (08/13/2026)